UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 24, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ulta Salon, Cosmetics & Fragrance, Inc.

File No. 001-33764 - CF#22262

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Ulta Salon, Cosmetics & Fragrance, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on June 17, 2008.

Based on representations by Ulta Salon, Cosmetics & Fragrance, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

<table>
<tr><td>Exhibit 10.2</td><td>through June 17, 2018</td></tr>
<tr><td>Exhibit 10.3</td><td>through June 17, 2018</td></tr>
</table>

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J Dennis
Chief, Office of Disclosure Support